Exhibit 5
NEWS RELEASE
For Immediate Release
GSI GROUP INC. SUPPORTS REQUEST FOR AN EQUITY COMMITTEE
Billerica, MA, December 2, 2009—Stephen W. Bershad announced today that he and GSI Group Inc. (GSIGQ.PK) entered into a letter agreement wherein GSI agreed to support Mr. Bershad’s request, made on November 23, 2009, for the appointment of an equity committee. In the agreement, Mr. Bershad has agreed not to contest the April 30, 2010 meeting date set by the Board of Directors in response to his earlier request for a meeting of shareholders to elect directors. If, among other reasons, the equity committee is not formed by December 31, 2009, or, if formed, is disbanded for any reason, Mr. Bershad retains his right to challenge the April 30, 2010 meeting date.
“We believe an equity committee will give the GSI shareholders a voice in the GSI bankruptcy that they currently don’t have and can be formed more quickly, and represent the interests of shareholders sooner, than a protracted proxy contest for control of the GSI Board,” said Mr. Bershad. “In short, at this time, we believe an equity committee provides a better mechanism to protect the rights of GSI shareholders in the bankruptcy process than replacing a majority of the Board of Directors. Consequently, we believe that it is currently in the best interests of GSI’s shareholders not to contest the meeting date in exchange for formation of the equity committee.”

Source:	Stephen W. Bershad

Contact:	Bill Fiske (212.440.9128)